UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

We attach herewith the Postal Ballot Notice dated October 28, 2016 despatched to the members of the Company for seeking their approval for the following:

Resolution No.	Description
1	Special Resolution: Approval of Vedanta Limited Employee Stock Option Scheme -2016 (ESOS);
2	Special Resolution: Approval of Vedanta Limited Employee Stock Option Scheme – 2016 (ESOS) to the employees of the holding / subsidiary company(ies) of the Company;
3	Special Resolution: Authorise ‘Vedanta ESOS Trust’ for Secondary Acquisition

A copy of the notice dated October 28, 2016 sent by the Company to its members in this regard is attached as Exhibit 99.1.

Exhibits

Ex-99.1 Notice dated October 28, 2016 of Vedanta Limited.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2016

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G. R. Arun Kumar
Title:	Chief Financial Officer